North America Structured Investments

10yNC1y Autocallable Contingent Interest Notes Linked to SPX/RTY

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC.
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000.00
Indices:	S&P 500® Index and Russell 2000® Index
Pricing Date:	July 26, 2016
Final Review Date:	July 24, 2026
Maturity Date:	July 29, 2026
Review Dates:	Quarterly
Contingent Interest Rate:	at least 8.40%* per annum, payable at a rate of at least 2.10%* per quarter
Interest Barrier:	With respect to each Index, an amount that represents 75% of its Initial Value
Trigger Value:	With respect to each Index, an amount that represents 60% of its Initial Value
Initial Value:	With respect to each Index, the closing level of that Index on the Pricing Date
Final Value:	With respect to each Index, the closing level of that Index on the final Review Date
CUSIP:	46646EMT6
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/4664EMT6/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Certain Product Characteristics

Early Redemption

If the closing level of each Index on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to its Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Payment at Maturity

If the notes have not been have not been redeemed early and the Final Value of each Index **is greater than or equal to** Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the contingent interest payment, applicable to the final Review Date.

If the notes have not been have not been redeemed early and the Final Value **of either** Index is **less than** its Trigger Value, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Index is less than its Initial Value. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Index Return).

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Hypothetical Payments at Maturity**

Least Performing Index Return	Payment at Maturity (8.40% per annum Contingent Interest Rate)
60.00%	$1,021.00
40.00%	$1,021.00
20.00%	$1,021.00
5.00%	$1,021.00
0.00%	$1,021.00
-5.00%	$1,021.00
-25.00%	$1,021.00
-40.00%	$1,000.00
-40.01%	$599.90
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00

Contingent Interest

* If the notes have not been previously redeemed early and the closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $21.00 (equivalent to a Contingent Interest Rate of at least 8.40% per annum, payable at a rate of at least 2.10% per quarter).

**Represents the hypothetical payment you will receive on the Maturity Date for each $1,000 principal amount note. The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term and do not include any contingent interest payments you may receive during the term of your notes, other than the contingent interest payment you may receive on the Maturity Date. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

10yNC1y Autocallable Contingent Interest Notes Linked to SPX/RTY

Navian CAPITAL J.P.Morgan

Selected Risks

- Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal.
- The notes do not guarantee the payment of interest and may not pay interest at all.
- Any payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity are subject to changes in the market's view of our creditworthiness.
- You are exposed to the risks of the decline in value of each Index.
- Your payment at maturity may be determined by the lesser performing Index.
- Your return is limited to the principal amount plus the sum of any contingent interest payments paid over the term of the notes, regardless of any appreciation of the Index, which may be significant.
- If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of your principal for every 1% the final level of the lesser performing Underlying is less than its Initial Level.
- The call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk.
- No dividend payments, voting rights, or ownership rights with the equity securities included in each Index.
- You are exposed to the risks associated with small capitalization companies.

Selected Risks (continued)

- JPMS's estimated value will be lower than the original issue price (price to public) of the notes.
- JPMS' estimated value does not represent future values and may differ from others' estimates.
- The notes' value which may be reflected in customer account statements may be higher than JPMS' then current estimated value.
- JPMS' estimated value is not determined by reference to our credit spreads for our conventional fixed rate debt.
- Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com